UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Appointment of Officers

On November 10, 2024, the Board of Directors (the “Board”) of Brooge Energy Limited (the “Company”) unanimously resolved to appoint Ines Bezaznia as the Chief Financial Officer (CFO) and Interim Chief Executive Officer (CEO) of the Company, effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: November 10, 2024	By:	/s/ Siavosh Hossein
	Name:	Siavosh Hossein On behalf of Brooge Energy Limited

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